Filed pursuant to 424B3
Registration #333-50822

SUPPLEMENT NO. 2
DATED APRIL 10 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 2 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments," "Management," "How to Subscribe" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 2 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 1 dated February 28, 2001 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

West Oaks Towne Center, Ocoee, Florida

On March 28, 2001, we purchased an existing shopping center known as West Oaks Towne Center located on approximately 8 acres and containing 60,528 gross leasable square feet. The center is located at the intersection of Colonial Drive (Highway 50) and Clarke Road in Ocoee, Florida.

We purchased West Oaks Towne Center from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $9,582,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $158 per square foot of leasable space.

We purchased this property with our own funds. However we expect to place financing on the property at a later date.

All other information relating to this property remains unchanged from the information provided in the Prospectus.

Management

Norbert J. Treonis, whose biography appears on page 54 of our Prospectus under the heading "Management -- Inland Affiliated Companies," is no longer a director of the The Inland Group; therefore, his biography should be deleted.

How to Subscribe

The third sentence of the fifth full paragraph of the section of our Prospectus entitled, "How to Subscribe," beginning on page 190, should be replaced by the following sentence: "[t]his designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares."

Plan of Distribution

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our Advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our Advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,923 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current Offering began February 1, 2001. As of April 2, 2001, we had sold 2,406,346 shares in our current offering resulting in gross proceeds of $23,363,458. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of April 2, 2001, we had incurred $1,452,630 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $21,910,828 of net proceeds from the sale of those 2,406,346 shares. An additional 373,375 shares have been sold pursuant to our Distribution Reinvestment Program as of April 2, 2001, for which we have received additional net proceeds of $3,547,059. As of April 2, 2001, we had repurchased 86,846 shares through our Share Repurchase Program resulting in disbursements totaling $786,906. As a result, our net offering proceeds from both offerings total approximately $149,737,905 as of April 2, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the year ended December 31, 2000, we had incurred $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,350,000 are included in the purchase prices we have paid for all our properties purchased through April 2, 2001. As of April 2, 2001, we had invested approximately $115,551,000 in properties that we purchased for an aggregate purchase price of approximately $227,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of April 2, 2001, we had net offering proceeds of approximately $26,700,000 available for investment in additional properties.